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                     ROHM AND HAAS WITHDRAWS TENDER OFFER;
                       WILL ACQUIRE MORTON THROUGH MERGER

PHILADELPHIA (April 23, 1999) -- Rohm and Haas Company (NYSE: ROH) announced today that it will proceed to complete its acquisition of Morton International, Inc. (NYSE: MII) through a single-step merger under which Morton shareholders would receive a mixture of cash and Rohm and Haas common stock. The managements of both companies reaffirmed their commitment to the combination, which is expected to be completed by June 1999. Today's action follows the April 22 expiration and withdrawal of Rohm and Haas's tender offer for Morton shares, under which fewer than the minimum required number of shares were tendered for cash.

"Many Morton shareholders have opted for a combination of cash and Rohm and Haas stock at the completion of the single-step transaction, rather than payment entirely in cash," said J. Lawrance Wilson, chairman and chief executive officer of Rohm and Haas. "This situation clearly results from the market's confidence in the future growth potential of the new Rohm and Haas, as well as the broad recent gains by the chemical sector. The single-step transaction is a contingency that we provided for in our original agreement with Morton. While we are somewhat disappointed that the tender offer could not be completed, the two companies' plans to form the largest U.S. specialty chemical company in June remain unaltered."

Following clearance granted by the U.S. Federal Trade Commission and the European Union earlier this week, Rohm and Haas has now received all the regulatory approvals required to complete its acquisition of Morton.

The merger agreement between Rohm and Haas and Morton provides that if the tender offer could not be completed by April 23, 1999, Rohm and Haas would withdraw it and both parties would proceed to complete the transaction via a single-step merger. Under the one-step merger which Morton shareholders would receive approximately $24.87 in cash and not less than 0.359274 nor more than
0.439113 shares of Rohm and Haas stock, depending on the exchange ratio. The exchange ratio will be determined based on the average closing price for Rohm and Haas stock for the twenty trading days ending on the second trading day prior to the merger. The one-step merger is conditioned upon approval by Morton and Rohm and Haas shareholders and is expected to be completed near the end of June 1999.

Rohm and Haas is a specialty chemical company with nearly $4 billion in annual sales. The company's specialty products are found in many items that improve the quality of life, including decorative and industrial paints, semiconductors, shampoos and other personal-care items, and water purification systems. Chicago-based Morton International, a maker of specialty chemicals and salt products, had sales of $2.5 billion during its fiscal year ended June 30, 1998.

This press release contains statements that are forward looking. These statements are based on current expectations and are subject to risks and uncertainties. Actual results may vary because of unexpected delays in satisfying conditions necessary to close the pending transaction.

CONTACTS
Investors: Eric W. Norris (215) 592-2664
Media: John P. McGinis (215) 592-2409